ENABLE MIDSTREAM PARTNERS, LP

One Leadership Square

211 North Robinson Avenue, Suite 150

Oklahoma City, Oklahoma 73102

May 10, 2017

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Ms. Lisa M. Kohl

         Re: Enable Midstream Partners, LP

                Registration Statement on Form S-3

                File No. 333-215670

Dear Ms. Ransom and Ms. Kohl:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Enable Midstream Partners, LP hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern Standard Time, on May 12, 2017, or as soon as practicable thereafter.

Sincerely, ENABLE MIDSTREAM PARTNERS, LP

By: Enable GP, LLC, its general partner

/s/ John P. Laws
John P. Laws Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mark C. Schroeder
Enable Midstream Partners, LP

Clinton W. Rancher
Baker Botts L.L.P.